Filed by Euronet Worldwide, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:

MoneyGram International, Inc.

(Commission File No. 001- 31950)

On December 18, 2007, the following statement was issued on behalf of Euronet Worldwide, Inc.:

Euronet welcomes the views of all MoneyGram shareholders and is pleased that Blum Capital, a large and well-respected shareholder, has echoed Euronet’s call for MoneyGram to negotiate with us in good faith consistent with their fiduciary duty to maximize shareholder value. We have delivered to MoneyGram a mark up of their draft confidentiality agreement that we are prepared to sign today that would protect confidential information while allowing us to continue talking directly to MoneyGram shareholders, but eliminate the onerous “standstill” restriction. We believe we have already made a compelling offer and we remain willing to consider raising it should MoneyGram provide non-public information that would justify an increase. The ball is now in MoneyGram’s court - if they are sincere in their expressed willingness to meet with us, they will immediately execute the agreement and begin negotiations.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, including statements regarding Euronet Worldwide, Inc., MoneyGram International, Inc., and the combined company after the completion of the proposed transaction between Euronet and MoneyGram. These statements include, but are not limited to, statements about the anticipated consequences and benefits of the proposed transaction, including future strategic and financial benefits, the plans, objectives, expectations and intentions of Euronet following the completion of the proposed transaction and other statements that are not historical facts. These statements are based upon the current beliefs and expectations of Euronet’s management and publicly available information about MoneyGram, and are subject to significant risks and uncertainties. Actual results may vary materially from those anticipated in such forward-looking statements as a result of a number of factors, including: the failure of MoneyGram to accept Euronet’s proposal; the failure to consummate any transaction agreed to between Euronet and MoneyGram or to consummate any such transaction in the expected timeframe; the risk that the opportunities and synergies anticipated to result from the proposed transaction may not be fully realized or may take longer to realize than expected; conditions imposed with obtaining governmental approvals and rulings on or regarding the transaction; the risk that the businesses of Euronet and MoneyGram will not be integrated successfully; disruption from the proposed transaction making it difficult to maintain relationships with employees, customers or other third parties with which we do business; technological developments affecting the market for Euronet’s or MoneyGram’s products and services; foreign exchange fluctuations; and changes in laws and regulations affecting Euronet’s or MoneyGram’s businesses. Additional risks are described in the Euronet’s filings with the Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Copies of these filings may be obtained as described below.

ADDITIONAL INFORMATION

This communication is neither an offer to exchange nor a solicitation of an offer to exchange any securities of MoneyGram. The exchange offer (the “Exchange Offer”) for the outstanding shares of MoneyGram common stock described in this communication has not commenced. In connection with the proposed transaction, Euronet intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), such as a Registration Statement on Form S-4, a Tender Offer Statement on Schedule TO (including a prospectus-offer to exchange, a letter of transmittal and other offer documents) and a proxy statement (collectively, the “Offer Documents”) and any offers or solicitations will be made only pursuant to the Offer Documents filed with the SEC. Investors are advised to read carefully and in their entirety the Offer Documents that are filed with the SEC when they become available because they will contain important information.

Euronet and its directors, executive officers and certain other employees and representatives of Euronet may be considered “participants in a solicitation” of proxies in connection with the proposed transaction. Information about Euronet’s executive officers and directors is available in Euronet’s proxy statement, dated April 11, 2007, for its 2007 annual meeting of stockholders. Additional information about the interests of potential participants in a solicitation will be in the Offer Documents, when they become available, and other relevant documents filed with the SEC.

Euronet and MoneyGram stockholders may obtain copies of the Offer Documents and other relevant documents filed with the SEC for free, when they become available, at the SEC’s website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the Exchange Offer, toll-free in the U.S. and Canada at 1-877-456-3488 or toll-free in Europe at 00 800 7710 9970.